Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated January 18, 2007
Relating to Preliminary Prospectus
dated January 17, 2007
Registration No. 333-137847

WESTERN GOLDFIELDS, INC.

Issuer:	Western Goldfields, Inc.
Ticker symbol:	TSX: WGI; OTC BB: WGDF.OB
Offering size:	31,115,000 shares of common stock
Over allotment:	up to an additional 2,215,000 shares of common stock
Trade date:	January 18, 2007
Settlement date:	January 25, 2007
Public offering price:	Cdn$2.250 per share of common stock
Underwriters commission:	Cdn$0.135 per share of common stock
Net Proceeds, before expenses,
to Western Goldfields, Inc.:	Cdn$65,808,225
Western Goldfields, Inc. post-offering
stock outstanding:	109,567,876 shares of common stock or 111,782,876
shares of common stock if the over allotment is fully exercised

Underwriter	Number of shares of common stock to be purchased
Wellington West Capital Markets (USA) Inc.	9,334,500
BMO Capital Markets Corp.	9,334,500
RBC Capital Markets Corporation	6,223,000
Griffiths McBurney Corp.	3,111,500
Research Capital USA Inc.	3,111,500

Western Goldfields, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. You should read this free writing prospectus together with the preliminary prospectus dated January 17, 2007, available at:

http://www.sec.gov/Archives/edgar/data/1208038/000114420407002154/v062077424b5.htm

A copy of the final prospectus relating to the offering, when available, may be obtained by contacting Wellington West Capital Markets Inc., 145 King Street West, Suite 700, Toronto, Ontario, M5H 1J8 (Tel: 416 642-1900, Attention: Scott Larin); or from BMO Capital Markets, 1 First Canadian Place, Distribution Centre, Toronto, Ontario, M5X 1H3 (Tel: 416 363-6996 x 224, Attention: Des Raposo).

Any disclaimers or other notices that may appear below or elsewhere within the email related to this communication are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or email.